UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Cryoport, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

229050307

(CUSIP Number of Common Stock Underlying Warrants)

Robert Stefanovich

Chief Financial Officer

17305 Daimler Street

Irvine, CA 92614

(949) 470-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

__________________________

Copy to:

Anthony Ippolito, Esq.

Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626

(714) 427-7000

__________________________

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$4,235,040	$426.47

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend existing warrants with respect to up to 2,448,000 shares of the issuer’s common stock issuable upon exercise of such warrants, and the exercise of such amended warrants. The transaction value is calculated pursuant to Rule 0-11 using $1.73 per share of common stock, which represents the average of the high and low sales price of the issuer’s common stock on February 25, 2016, as reported by The NASDAQ Capital Market.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $426.47	Filing Party: Cryoport, Inc.
Form or Registration Number: 005-85385	Date Filed: March 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cryoport, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 3, 2016 (the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company’s offer (the “Offer”) to amend existing warrants with respect to up to 2,448,000 shares of common stock of the Company issuable upon exercise of such warrants, and the exercise of such amended warrants.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related exhibits included therein (the “Offering Materials”), as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Cover Page to the Schedule TO

The cover page to the Schedule TO is hereby amended to reflect the current CUSIP number for the Company’s common stock. On May 19, 2015, the Company effected a 1-for-12 reverse stock split (the “Reverse Stock Split”), upon the effectiveness of which the CUSIP number for the Company’s common stock was changed to 229050307 from 229050208. The cover page to the Schedule TO initially filed with the SEC on March 3, 2016 inadvertently set forth the CUSIP number for the Company’s common stock as in effect prior to the Reverse Stock Split. The cover page to this Amendment No. 1 correctly sets forth the CUSIP number for the Company’s common stock as currently in effect.

Item 1. SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the expiration date of the Offer until 9:00 p.m., Pacific Time on April 7, 2016, unless further extended. The Offer had been previously scheduled to expire at 9:00 p.m., Pacific Time on March 30, 2016. Throughout the Schedule TO, the Offer to Amend and Exercise and the other Offering Materials, all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 9:00 p.m., Pacific Time on April 7, 2016.

On March 30, 2016, the Company advised holders of Original Warrants of the extension of the Offer by issuing a notice of such extension by public announcement through a Current Report on Form 8-K filed with the SEC. Such Current Report on Form 8-K is attached hereto as Exhibit (a)(5)(A) and is hereby incorporated herein by reference.

Item 12. EXHIBITS.

Item 12 Exhibits to the Schedule TO is amended and restated as follows:

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants*

(1)(B) Offer to Amend and Exercise*

(1)(C) Form of Election to Consent, Participate and Exercise Warrant*

(1)(D) Form of Notice of Withdrawal*

(1)(E) Forms of Amendment to Original Warrants*

(5)(A) Current Report on Form 8-K (announcing extension of the expiration date of the Offer), as filed with the SEC on March 30, 2016 and incorporated herein by reference

(b)	Not applicable.

(d)	(1) Solicitation Agency Agreement, dated March 3, 2016, by and between the Company and Emergent Financial Group, Inc.*

(2) Letter Agreement, dated March 3, 2016, by and between the Company and Jerrell W. Shelton*

(g)	None.

(h)	None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
	Name:	Robert Stefanovich
	Title:	Chief Financial Officer

Date: March 30, 2016

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